Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2017

Company overview

ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 18 countries, as described further below. ArcelorMittal had sales of $33.3 billion, steel shipments of 42.5 million tonnes, crude steel production of 46.8 million tonnes, iron ore production from own mines of 28.7 million tonnes and coal production from own mines of 3.3 million tonnes in the six months ended June 30, 2017 as compared to sales of $28.1 billion, steel shipments of 43.6 million tonnes, crude steel production of 46.3 million tonnes, iron ore production from own mines of 27.6 million tonnes and coal production from own mines of 2.9 million tonnes in the six months ended June 30, 2016.

ArcelorMittal has steel-making operations in 18 countries on four continents, including 51 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the Commonwealth of Independent States (“CIS”) region. ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, and long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries including the automotive, appliance, engineering, construction and machinery industries.

ArcelorMittal has a global portfolio of 14 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company currently has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company currently has coal mining activities in Kazakhstan and the United States. The Company also produces various types of mining products including iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, Pulverized Coal Injection (“PCI”) and thermal coal.

Key factors affecting results of operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example in recent years of the industry’s cyclicality was the sharp downturn in 2008/2009, as a result of the global economic crisis, after several years of strong growth.

The North American and European markets together accounted for over 66% of ArcelorMittal’s deliveries in the first six months of 2017 and, consequently, weakness in these markets has a significant impact on ArcelorMittal’s results. The onset of the Eurozone crisis caused underlying European steel demand to weaken in 2012 and, coupled with significant destocking, apparent steel demand fell by over 10%. Since then, deliveries have increased in each of the past four years, and while 2016 demand was finally above 2011 levels, it remained around 22% below 2007 peak levels. Demand has continued to rise during the first half of 2017, growing just over 1% year-on-year from January to April. While demand has increased since 2012, imports into the European Union (“EU”) have risen more strongly, meaning domestic European deliveries have hardly grown, impacting the ability of ArcelorMittal to serve one of its largest markets. Underlying steel demand in North America increased strongly post-crisis, but recently apparent demand has been impacted by inventory movements, particularly during 2014 when inventories rose significantly as imports rose almost 40% over 2013. This led to stockists purchasing over six million fewer tonnes in 2015, as compared to 2014, as they sought to reduce inventory levels as steel prices declined. Although underlying steel demand continued to rise in 2015, apparent demand declined significantly, negatively impacting the Company’s deliveries and profitability. Apparent demand in the United States was still down year-on-year in the first three quarters of 2016 as inventories continued to decrease and demand for Oil and Country Tubular Goods (“OCTG”) in particular, was still very weak. However, the situation began to improve with apparent steel demand growing year-on-year since November 2016, estimated to be up over 5% year-on-year in the first half of 2017, mainly due to a sharp rebound in demand for pipes in the energy sector.

Demand dynamics in China have also substantially affected the global steel business. After growing strongly since 2000, Chinese steel demand in 2015 declined as a result of weaker real estate sector construction and machinery production. This decline in domestic demand led to a surge in Chinese steel exports, which more than doubled between 2012 and 2015, increasing by over 56 million tonnes to 112 million tonnes in 2015. This increase in Chinese exports was greater than the growth in world ex-China steel demand over the same period, and had the effect of curtailing domestic production in countries outside of China. Although Chinese exports continued to rise during the first half of 2016, up 10% year-on-year, a rebound in domestic demand and the beginning of a capacity reduction plan has led to exports declining by 14% year-on-year in the second half of 2016 and by 3% for the year as whole. While the majority of exports were directed to Asia, and exports to the U.S. were reduced due to the impact of trade cases, a declining but still significant proportion were directed toward ArcelorMittal’s core European markets in 2016. While not a sustainable long-term strategy, Chinese exports in 2015 were increasingly being sold at prices below cost as the Chinese Iron and Steel Association (“CISA”) reported CISA mills losing an accumulated RMB 65 billion ($10 billion) in 2015), negatively impacting prices and therefore margins in many regions. Chinese producers continued to accumulate losses until April 2016 when domestic and export prices rose sharply as domestic demand surprised producers on the upside, increasing capacity utilization. During the second half of 2016, demand continued to support higher capacity utilization and an improved domestic spread of steel prices over raw material costs, which translated into higher export prices. This led to a further decline in Chinese exports during 2017, falling to 83 million tonnes annualized during the first half of the year from 109 million tonnes in 2016, causing utilization rates to rise in the world ex-China.

Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sale prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.

ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example in the second quarter of 2013 and fourth quarters of 2015 and 2016.

The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Iron ore prices were relatively stable in 2013, averaging $135 per tonne (“/t”), but fell sharply in 2014, reaching lows of $68/t in December 2014. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are also directly impacted by iron ore prices, which were weaker again in 2015, ending the year at $40/t (December 2015 average) and averaging only $56/t. Iron ore prices then rebounded from $40/t during December 2015 to an average of $52/t in the first half of 2016, and an average of $65/t during the second half of the year after reaching their highest levels (above $80/t) of 2016 in December. In the first half of 2017, average iron ore pricing remained higher than in 2015 and 2016, averaging $74/t, but with weaker pricing in the second quarter than in the first quarter. A continued reversal of the 2016 upward trend in iron ore prices due (among other things) to strong growth of seaborne supply or any decline in Chinese steel demand would negatively impact ArcelorMittal’s revenues and profitability.

Economic environment[1]

Global GDP growth dipped to 2.4 percent year-on-year in 2016 from 2.6 percent in 2015 but is predicted to increase to 2.8 percent in 2017. This is attributed to a recovery in industrial activity, firming trade and strengthening investments. This increase in global GDP growth is helped, in part, by moderate increases in commodity prices and an upward trending oil price that, along with improving market expectations, are supporting a gradual recovery of commodity exporters following recent stagnation.

U.S. GDP growth is expected to recover in 2017 following a slowdown to 1.6 percent in 2016 that reflected investment and export weakness. Despite one-off factors subduing consumer spending, increased consumer confidence, business confidence, and employment increased first quarter 2017 real GDP growth to 2.1 percent year-on-year. Estimates expect similar growth rates for the remaining quarters in 2017 on the back of stable private consumption growth, an appreciable pickup in private investment, and a

[1] GDP and industrial production data and estimates sourced from Oxford Economics July 19, 2017 rebound in oil and gas capital expenditure following two years of heavy retrenchment. Citing these improvements in the labor market, the Federal Reserve has raised the federal funds rate by 75 basis points since 2016 and is expected to continue to tighten policy rates—albeit at a more gradual pace—as well as begin balance sheet reduction starting in September. Contrasted with increasing certainty in monetary policy, uncertainty over the U.S. administration’s fiscal policy presents both upside and downside risks to growth, especially in the realms of tax, infrastructure, and trade openness.

EU real GDP growth declined from 2.1 percent year-on-year in 2015 to 1.9 percent in 2016 but accelerated slightly in the first quarter of 2017 to 2.1 percent. This is mainly credited to increased manufacturing activity and goods exports following the strengthening of global trade and firming external demand. Growth is estimated to have strengthened further in the second quarter, particularly industrial output which is estimated to have grown over 1% quarter-on-quarter and over 3% year-on-year. The recovery in private investment and export growth is projected to continue, while private consumption is supported by increasing employment but growth is likely to decelerate on weaker real income growth owing to increasing inflation. However, prospects remain clouded by elevated policy uncertainty, the direction of Brexit negotiations, and financial sector fragilities such as high levels of non-performing bank loans in Italy and Spain. Although the Eurozone unemployment rate fell to 9.3 percent in the second quarter of 2017, core inflation and inflation expectations remain below the European Central Bank (“ECB”) target, pointing to prospects of continued monetary policy support. Accommodative monetary policy is expected to help sustain domestic demand in the near term, while fiscal policy is expected to be broadly neutral to growth in 2017.

Chinese GDP grew 6.7 percent in 2016, a slowdown from 6.9 percent in 2015. While growth in the first half of 2017 exceeded expectations at 6.9 percent due to increasing property prices and investment and credit expansion, growth is expected to continue to moderate as monetary policy tightens, net exports decrease, and fiscal policies used to support growth become more intermittent. In the short-term, however, until the Party Congress in October, the priority will be to keep growth around 6.5 percent. Reflecting that agenda, the economy saw a reversal toward the end of 2016 in the trend of domestic rebalancing from investment and exports to private consumption, as infrastructure spending by state-owned companies and the public sector accelerated to offset a sharp slowdown in the private sector investment. While consumer price inflation remains below target, producer price inflation has increased sharply, reflecting higher commodity prices and reduced overcapacity in heavy industry. Major drivers of growth remain steady with robust private consumption and an expansion in real estate sales, despite a housing market correction in the largest (Tier 1 and Tier 2) cities to curb prices, tightening regulation, and the imposition of purchase restrictions in 2016. Exchange rate pressures have eased from late 2016, partly because of a tightening of capital controls and measures to encourage inward foreign direct investment (“FDI”), which are also helping maintain reserves at around $3 trillion.

Brazil is expected to slowly emerge from recession in 2017 after real GDP contractions of 3.8 and 3.6 percent year-on-year in 2015 and 2016, respectively. Real GDP grew 1 percent quarter-on-quarter in the first quarter of 2017, the first positive gain in two years, but is still down 0.4 percent year-on-year, pointing to GDP growth gradually trending up after having bottomed out. However, the optimistic outlook on growth given by improvements in industrial output growth and export growth is dampened in the context of intensifying political uncertainty following renewed scandal surrounding President Temer, which will invariably damage business confidence and investment. Policy decisions will remain central to growth prospects as lower inflation—underpinned by exchange rate appreciation, monetary policy tightening, and falling food prices— is allowing scope for a reduction in interest rates to support the recovery. However, significant impediments to growth remain, notably the high levels of public and private sector debt accumulated prior to the 2015–16 recession.

Real GDP in Russia grew 0.5 percent year-on-year in the first quarter of 2017, after a two-year recession. Growth was helped by easing inflationary pressures, contributing to growth in consumption through real incomes, and a positive contribution from exports after increasing currency stability. Rebounding oil prices and looser monetary policy, as inflation approaches the target of 4 percent, will support growth in the near term but economic sanctions, demographic pressures, and slow implementation of structural reforms all weigh on potential growth.

Global industrial production (“IP”) growth increased to 1.8 percent year-on-year in 2016 from 1.6 percent in 2015. IP growth in the first quarter of 2017 accelerated this upward swing, increasing to 2.9 percent year-on-year with estimated second quarter growth increasing to 3.2 percent. The 2016 IP growth was primarily a product of a pickup in non-Organization for Economic Co-operation and Development (“OECD”) countries, where it increased by 5.7 percent year-on-year in 2016 compared to 3.9 percent in 2015. However, going forward, OECD countries are expected to bounce back to around their 2015 growth rate at 2.9 percent year-on-year after a dip to 1.8 percent in 2016, while non-OECD countries remain around 2016 levels of growth.

Global apparent steel consumption (“ASC”) is estimated to have increased by 1 percent year-on-year in 2016, after declining by around 2.5 percent in 2015. This was mainly due to a rebound in Chinese consumption which grew 1.3 percent in 2016, after two years of decline. Elsewhere, world-ex-China ASC grew by just 0.6 percent as growth in EU28 (3%), Asia ex-China & Japan (5%), Turkey (3%) and certain other regions was largely offset by significant declines in Latin America (-12%), U.S. (-4%), CIS (-3%), and Africa (-5%). During the first half of 2017, the pick-up in demand accelerated, with Chinese demand stronger than anticipated supported by real estate and machinery, growing by around 7.5 percent year-on-year. ASC in the U.S. has increased over 5% year-on-year in the first half of 2017 but most of this increase was concentrated in pipes and tubes for the U.S. shale oil and gas industry. CIS demand has now also begun to rebound after two years of decline, up approximately 4 percent during the first half of 2017, while in Europe, ASC continues to grow, albeit slower than during 2014, 2015 or 2016.

Steel production[2]

After reaching a peak of over 1.67 billion tonnes in 2014, world crude steel production declined by 3% in 2015 to 1.62 billion tonnes in 2015 as output fell in every major steel producing market except India. Production recovered to 1.63 billion tonnes in 2016, up 0.8% year on year, with Chinese production growing 1.2%. China, the world’s single largest steel producer, broadly kept its market share steady at 50% in 2016, despite output falling by 14.4 million tonnes since its peak in 2014, to 0.81 billion tonnes. World ex-China growth which had fallen by 3.6% year-on-year in 2015, rose by 0.4% in 2016 due to higher output from developing countries such as India, Turkey and Ukraine, partially offset by lower output from Europe, South America and developed Asia.

Global crude steel production grew 0.8% year-on-year in 2016, as growth of 3.3% in the second half of the year more than offset the declines seen in the first half. India’s production growth was the fastest among the top ten producing countries, with crude steel production rising 7.4% to 95.6 million tonnes in 2016. Growth was also supported by Chinese steel production which grew over 3% in the second half of the year helped by government stimulus and an improvement in the real estate market. Growth elsewhere was driven by Mexico (up 4.3% year-on-year) and Canada (up 1.6% year-on-year). However, production in the U.S. declined by 0.3% to 78.6 million tonnes, as domestic demand remained weak. Meanwhile, EU28 steel production growth was down 2.3% year-on-year due to a particularly weak first half of 2016.

Global crude steel output picked up further during the first half of 2017, up 5% year-on year, in line with a strengthening global economy and increasing momentum in trade. This was supported by higher output in the largest steel producers China, U.S. and EU28, while Turkey, Mexico and Brazil all recorded double-digit growth of over 10% year-on-year. Chinese steel output rose over 4% year-on-year in the first half of 2017, primarily to supply rising domestic demand as exports fell by a third year-on-year. However, this figure overstates growth in Chinese crude steel output as actual output figures last year were higher than reported due to significant production from induction furnaces that was not recorded officially. Induction furnaces are now closed and production has been switched to mills that fully disclose production. Meanwhile, U.S. output grew 1.3% year-on-year in the first half of 2017 to almost 82 million tonnes annualized, despite domestic demand rising 7% year-on-year as finished imports and re-rolling (fed by rising imports of semi-finished steel) increased more strongly. European steel production rose by over 4% year-on-year in the first half of 2017 to 73.8 million tonnes annualized, compared to the 6% decline recorded over the same period in 2016. Elsewhere, Turkish steel production has increased since falling to a low of 31.5 million tonnes in 2015 and was up almost 12% year-on-year in the first half of 2017 to 36.5 million tonnes annualized.

The only region to experience lower output year-on-year was the CIS, where output fell by 2%, due to Ukrainian steel production dropping by 15% in the first half of the year.

World ex-China production fell to a record low of 760 thousand tonnes in December 2015 but has strongly rebounded since to 845 thousand tonnes in June 2017. This has coincided with falling net exports from China since the second half of 2016 and in the first half of 2017, as described above. The lack of Chinese supplies in the market have been met by increasing world ex-China production, increasing utilization rates.

Steel prices[3]

Steel prices for flat products in Europe were stable in euro terms in Southern Europe and on a slight upward trend in Northern Europe, at the beginning of the first quarter of 2017 as compared to the level in December 2016, followed by an increase toward the end of February/beginning of March 2017. The price of hot rolled coil (“HRC”) in Northern Europe ranged between €565-572/t in the first quarter of 2017, representing a €69/t quarter-on-quarter increase, while in Southern Europe the range was between €532-542/t, representing an increase of €63/t quarter-on-quarter. In the second quarter of 2017, prices weakened in euro terms due to the strengthening euro, while there was an increase during May in USD terms. The spot HRC price averaged between €519-526/t in Northern Europe and between €485-496/t in Southern Europe in the second quarter of 2017, corresponding to an average price decline of €47/t in the North as well as in the South of Europe. The average HRC prices for the first half of 2017 were at €545/t in Northern Europe and €513/t in Southern Europe as compared to the first half of 2016 at €371/t in Northern Europe, and €351/t in Southern Europe.

[2]Annual global production data is for all 95 countries for which production data is published by World Steel. The first half of 2017 data includes only those countries (67 in total but accounting for around 99% of global steel production) where data is collected monthly and excludes countries for which data is collected annually.

[3] Source: Steel Business Briefing (SBB)

In the United States, spot HRC prices increased during the first quarter of 2017, ranging between $685-702/t, an increase of $106/t in average quarter-on-quarter. Price levels improved sharply in January to an average of $681/t, stabilized close to $690/t in February and peaked at $725/t at the end of March 2017. During the second quarter of 2017, HRC spot prices ranged between $672-693/t, decreasing $11/t quarter-on-quarter and progressively declined until the first week of June, with a floor of $648/t, followed by a price improvement that reached $661-683/t by the end of June, sustained by declining inventories and improved international market sentiment. The average HRC price for the first half of 2017 in the United States was $688/t as compared to $547/t (an increase of $141/t year-on-year) for the first half of 2016.

In China, spot HRC prices increased during the first quarter of 2017, against 2016 fourth quarter averages, fluctuating with an upward trend until the first part of February 2017, but deteriorating afterwards. Domestic HRC prices ranged between $536-538/t VAT excluded, during the first quarter of 2017, for an increase of $44/t quarter-on-quarter, with peaks in February at $558/t VAT excluded, but falling to $483/t VAT excluded by the end of March. Prices continued to slide, hitting a floor of $439/t VAT excluded by mid-May 2017, followed however by a rapid recovery to an average of $513/t VAT excluded during June, supported by a new upward trend in raw materials cost, positive market sentiment and local mills interest in ramping up production and maximizing profits. As a result, the HRC spot price in the second quarter of 2017 ranged between $462-465/t VAT excluded, corresponding to a decrease of $74/t quarter-on-quarter. The HRC domestic price in China averaged $500/t VAT excluded for the first half of 2017, as compared to $373/t VAT excluded for the first half of 2016.

Long steel products prices increased in Europe in the beginning of 2017, followed by a decline mid-February, but recovered by the end of March. Medium sections averaged between €510-520/t in the first quarter of 2017, representing an increase of €27/t as compared to the fourth quarter of 2016. Similarly, rebar prices ranged between €458-469/t during the first quarter of 2017, corresponding to a quarter-on-quarter price increase of €38/t. Prices weakened during the second quarter of 2017 in euro terms, both for medium sections and rebar, but prices appeared to reach a floor at the end of June 2017. Meanwhile, the strengthening of the euro against the USD limited the effect of the decline in USD terms, underlining the price floor toward the end of the second quarter of 2017. Medium sections prices ranged between €496-505/t in the second quarter of 2017, while the price for rebar averaged between €436-446/t in the second quarter of 2017 representing a quarter-on-quarter decline of €15/t and €22/t, respectively. The average medium sections price in Europe for the first half of 2017 was €508/t as compared to an average of €481/t for the first half of 2016. The average rebar price in Europe for the first half of 2017 was €452/t as compared to €404/t for the first half of 2016.

In Turkey, imported scrap HMS 1&2 during the first quarter of 2017 improved by $18/t as compared to the fourth quarter of 2016 to an average level of $275/t CFR from $257/t CFR. Rebar export prices closely followed the evolution of Turkey imported scrap HMS 1&2, declining in the beginning of 2017 from the $430/t FOB level in December 2016, to reach a floor of close to a monthly average of $390/t FOB level by end of January, and continued fluctuating towards the end of March 2017. The range of Turkish rebar export price during the first quarter of 2017 was between $420-427/t FOB, for a quarter-on-quarter improvement of $14/t. The price fluctuation continued during the second quarter of 2017, but increased towards the end of June, with a range between $424-430, representing an increase of $4/t quarter-on-quarter. The average rebar export price from Turkey for the first half of 2017 was $425/t FOB as compared to an average of $388/t FOB for the first half of 2016.

Current and anticipated trends in steel production and prices

Steel output improved in 2016 as global steel demand began to rebound. Output grew year-on-year in the second half of the year after declines in the first half. During 2017, demand has continued to pick up at the same time as steel exports from China have declined sharply. This has led to steel production in the world ex-China growing strongly by 4.5% year-on-year during the first half of the year. Demand has stopped declining in the Commonwealth of Independent states (“CIS”) this year but steel production continues to decline due to a lack of raw materials in the blockaded eastern region, limiting overall Ukrainian steel production (down 15% year-on-year in the first half of 2017). It is unclear when this situation will be resolved and when Ukrainian production and exports will recover.

In China, ArcelorMittal expects demand to be slightly down year-on-year in the second half of 2017 as the economy eventually slows, but to remain up significantly compared to the second half of 2015. Although Chinese steel exports slumped by 28% year-on-year in the first half of 2017, ArcelorMittal expects exports to be slightly higher in the second half of 2017 compared to the first, but to remain down year-on-year. Overall, with both demand and exports projected to decline, albeit moderately, steel production is expected to also be slightly down year-on-year in the second half of 2017. The Chinese HRC spread (difference between raw material costs and finished steel prices) has rebounded recently to over $200/t as demand has rebounded and capacity reduced.

ASC in the U.S. rebounded during the first half of 2017 (up over 5% year-on-year), mainly due to a sharp rebound in demand for energy pipes. We expect demand for both flats and longs to increase this year, albeit much slower than pipes and tubes, and that it should support continued growth in domestic steel production during the second half of 2017. EU steel production has rebounded, up over 4% year-on-year during the first half of 2017 but due to the declines seen last year is still down relative to levels seen during the first half of 2015 as import penetration continues to increase. However, mills output should continue to grow year-on-year in the second half of 2017 as imports slow due to trade protection but steel production growth rates should decline from those seen during the first half of the year.

Raw materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

The spot markets for iron ore and coking coal were in a downward price trend from the first half of 2014 until the beginning of 2016. In 2015, the downward trend gained momentum with a slower growth rate in China, recession in developing economies such as Brazil and Russia and continued robust seaborne supply from major miners. In the first half of 2016, as compared to the beginning of 2014, the iron ore and coking coal spot prices decreased by 53% and 27% respectively (Platts H1-2014 vs. H1-2016). Over 2016, raw material prices became even more volatile and were impacted by short term changes in sentiment, mainly related to Chinese market demand sentiment for crude steel and how the government might deal with excess steelmaking capacity. In the first half of 2017, the volatility trend continued, with iron ore prices exhibiting first an upward trend supported by tightening emission controls and bullish demand sentiment in China followed by a downward trend influenced by higher Chinese port inventory levels. Coking coal prices were also very volatile, first decreasing due to the temporary relief of the Chinese working days restriction and then sharply increasing again due to Australian supply disruption caused by the unexpected cyclone.

Since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share of pricing mechanisms as steelmakers developed strategies to benefit from increasing spot market liquidity and volatility. In 2016 as well as the first half of 2017, the trend for using shorter-term pricing cycles seems to continue as in previous years.

Iron ore

In the first half of 2016, iron ore spot prices reflected a high level of volatility. After falling to the lowest level for the first half of 2016 at $39.25/t on January 14, 2016, prices spiked to $70.50/t on April 21, 2016, and then declined to $49.50/t on June 1, 2016. The price of iron ore recovered in June and was $55.00/t (CFR China, Platts index, 62% Fe) on June 30, 2016, averaging at $52.07/t for the first half of 2016, compared to an average of $60/t for the first half of 2015. The volatility has reflected bullish sentiment on demand due to improved steel margins in China as well as higher than expected crude steel output in China and announcements by Chinese officials on possible reductions in excess steelmaking capacity, which all contributed to sustaining iron ore price at levels above those seen in the fourth quarter of 2015 and in January 2016.

For the third quarter of 2016, the average spot price was $58.60/t (CFR China, Platts index, 62% Fe) with a slight downward trend throughout September. During the fourth quarter of 2016, the spot price index increased from a low of $54.85/t on October 4, 2016 to reach a high of $83.95/t on December 12, 2016, the average for the fourth quarter was $70.76/t and was marked by high volatility and bullish market sentiment influenced by bullish steel prices as well as the Chinese authorities closure announcements regarding obsolete induction furnaces using mostly scrap as raw materials.

Iron ore prices in the first quarter of 2017 averaged $85.64/t reaching their year-to-date high of $93.70/t on February 22, 2017. Monthly averages in the first quarter for January, February and March were $80.89/t, $88.72/t and $87.11/t (CFR China, Platts index, 62% Fe), respectively. These prices were supported by bullish steel demand, as well as the impact of boosted demand for higher grade iron ores due to tightening emissions control in China.

In the second quarter of 2017, iron ore prices averaged $62.90/t (CFR China, Platts index, 62% Fe), with monthly averages of $70.67/t in April, $61.55/t in May and $57.20/t in June. This downward trend was influenced by higher Chinese port inventory levels.

Coking coal and coke

In the first quarter of 2016, the premium HCC FOB Australia quarterly contract price settled at $81/t (down $8/t compared to the previous quarter). By the end of the first quarter, the spot price increased to $82/t. During the second quarter of 2016, the coking coal spot price was on an upward trend supported by higher volume imports from China (January-May 2016 up 27% year-on-year versus January-May 2015). In the second quarter of 2016, the premium HCC FOB Australia quarterly contract price settled at $84/t (up $3/t compared to the previous quarter). The spot price (Premium LV HCC, FOB Australia) was quite volatile in the second quarter of 2016 ranging from $84 to $100/t, driven by the bullish sentiment from steel demand and end-user drivers, such as housing demand and prices in China. The premium HCC FOB Australia quarterly contract price was settled at $92.5/t in the third quarter of 2016 (up $8.5/t compared to the previous quarter) and the spot index traded between $92 and $96/t for the first 15 days but averaged $136/t for the third quarter (Premium LV HCC, FOB Australia, Platts index). During the fourth quarter of 2016, the spot price reached a high of $310/t on November 8, 2016 and decreased through the closing of the year to $230/t on December 30, 2016. The average spot price for the fourth quarter of 2016 was $266.10/t. The spot index’s high volatility over the second half of 2016 was influenced by the Chinese domestic supply reduction (originating from weather/logistic issues combined with regulations issued by the Chinese government on lower mining working days, from an annual rate of 330 days per year to a lower rate at 276 days) as well as several maintenance and mining operational issues in Australian coking coal mines during that period. Consequently, the premium HCC FOB Australia quarterly contract price was settled at $200/t for the fourth quarter of 2016 and at $285/t for the first quarter of 2017.

In the first quarter of 2017, the spot price (Premium LV HCC, FOB Australia, Platts index) sharply dropped from $263/t in December 2016 (monthly average) to $158.3/t in March 2017 (monthly average) with the average spot price for the first quarter of $168.3/t. The temporary relief of the Chinese working days restriction and fully recovered supply from Australia, as well as expected additional seaborne supply from North America allowed such a sharp drop of prices by the end of the first quarter of 2017.

At the beginning of the second quarter of 2017, cyclone Debbie hit Australia causing supply disruptions and the spot price spiked up to $304/t on April 17, 2017. The upward trend of April was followed by a downward trend in May and June as Australia’s mining-rail-port system recovered earlier than expected from the cyclone disruption. The spot price decreased through the second quarter to $171.1/t in May (monthly average) and $146.5/t in June 2017 (monthly average) with the average spot price for the second quarter of 2017 at $190.3/t.

For the second quarter 2017, a new index-based system was adopted for the premium HCC FOB Australia quarterly contract price between some Japanese steel makers and Australian HCC suppliers. As of the date of this report, the new system’s methodology has not been disclosed and the extent of its potential application and adoption is uncertain.

ArcelorMittal continues to leverage its extensive supply chain, diversified supply portfolio and contracts flexibility to capture a maximum value from the market price volatility and rapidly changing pricing environment.

Scrap

During the first half of 2017, European scrap prices for quality E3 (old thick scrap) recovered from an average of €195/t in 2016 up to an average of €249/t in the first half of 2017, with a low of €235/t in February, while the other months were globally stable. Export prices for scrap grade HMS 80:20 were up by $35/t, from an average of $216/t (Rotterdam FOB) for the full year 2016 to an average of $251/t in the first half of 2017. In the United States, East Coast FOB average prices increased by $33/t, from $225/t for 2016 to $258/t for the first half of 2017.

Turkey, the biggest scrap importer in the deep sea market, also experienced increases in average scrap prices of $40/t CFR for HMS 80:20 in the first half of 2017 compared to the full year 2016. Average scrap prices for U.S. originated material increased from $236/t for the full year of 2016 to $277/t in the first half of 2017 (CFR Turkey) and average prices for EU originated scrap increased from $228/t to $268/t (CFR Turkey) during the same period. These price increases were still supported by higher imports of scrap, due to the significant decrease of billet imports from China-based iron ore production. Steel production increased in Turkey in the first six months of 2017 by 11.4% compared to the first six months of 2016, scrap imports increased by 10.9% during the first five months of 2017 compared to the first five months of 2016, and billet imports decreased by 56.8% during the first five months of 2017 compared to the first five months of 2016. Business in Turkey is currently moving towards more scrap and less billet, due to certain competitive advantages of scrap. The HMS 80:20 index increased to $315/t at the end of July 2017 for EU origin scrap.

In the domestic U.S. market, average scrap prices increased 32% ($66/t) in the first half of 2017 compared to the full year of 2016. The Midwest Index for HMS 1 increased from an average of $208/t for the full year of 2016 to an average of $274/t in the first half of 2017.

In Europe, the German suppliers’ index (“BDSV”) increased by €54/t, from €195/t for the full year of 2016 to €249/t for the first half of 2017 for reference grade E3. In the first half of 2017, the European E3 price was $4/t lower on average than the U.S. HMS 1MidWest price; for the full year of 2016, the European E3 price was $9/t higher than the U.S. HMS 1MidWest price. In July 2017, even with maintenance shutdowns in place and the seasonal decrease in scrap demand, the European E3 prices were €7.5/t  higher than the German Index in June, which was €243/t. Billet prices were at a high level due to high Chinese prices; domestic Chinese billet prices increased by $22/t in July 2017 to $514/t EXW Chinese Mills.

Alloys (manganese) and base metals

The underlying price driver for manganese alloys is the price of manganese ore, which decreased by 23% from $7.88 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in January 2017 to $6.06 per dmtu in June 2017, as a result of high stocks at Chinese ports and lower demand from major importers, in particular China.

The average price of high carbon ferro manganese in the first half of 2017 was $1,411/t, representing an increase of 71.5% as compared to the average price in the first half of 2016 ($823/t). The average price of silicon manganese in the first half of 2017 was $1,335/t, representing an increase of 55.3% as compared to the average price in the first half of 2016 ($860/t). The average price of medium carbon ferro manganese in the first half of 2017 was $1,933/t, representing an increase of 57.7% as compared to the average price in the first half of 2016 ($1,226/t).

The base metals used by ArcelorMittal are mainly zinc and tin for coating, and aluminum for the deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in the first half of 2017 was $2,690/t, representing an increase of 49.7% as compared to the average price in the first half of 2016 of $1,797/t. The January average price was $2,713/t while the June average price was $2,572/t, with a first half of 2017 low of $2,435/t on June 7, 2017 and high of $2,971/t on February 13, 2017. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 289,275 tonnes as of June 30, 2017, representing a decrease of 138,575 (32.4%) tonnes compared to December 31, 2016 (when stocks registered stood at 427,850 tonnes).

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other hydrocarbon fuels. In North America, the continuous downward pressure on oil prices brought natural gas prices to a minimum level since 1998 (spot price at $1.48/MM British thermal unit (“BTU”) on March 4, 2016. Warmer than average summer forecasts and better than expected balanced gas market in 2017 has maintained the forecasted price for 2017 in the PJM[4]  electricity market, which was 4% higher compared to 2016 (2016 actual: $36.72 per Megawatt hours (“MWh”); 2017 forecast: $38.14/MWh). In Europe, electricity prices reached low levels (e.g. for calendar year 2018, electricity prices were at approximately 20 €/MWh for Germany and approximately 25 €/MWh in France) and oil prices were below $30 per barrel (“bbl”) in February 2016. Since then, prices have steadily increased following the commodities price recovery (oil, gas and coal).

There are several other factors that explain the increase of prices including:

                                 i.            difficulties for the French nuclear fleet to restart after summer 2016 maintenance, which was amplified by the decision of the French nuclear regulator (ASN: Autorité de sûreté nucléaire) to stop 12 nuclear reactor plants in order to test their steam generators which were linked to high carbon levels that could weaken their mechanical resistance. The shortfall of available French power capacity created a significant disruption in electricity and gas prices, bringing prices up fourfold compared to pre-tension levels. This event forced gas power plants (CCGT) and the hydraulic reserves to compensate for the lack of nuclear capacity. The effect in the gas market was bullish and changed the expected gas landscape for the remaining portion of 2017;

                               ii.            the arrival of a late cold snap during the second quarter of 2017 put pressure on gas consumption and brought gas storage levels to a minimum of 10 bcm (Germany, France, Italy and Belgium storage capacity/amount remaining);

                             iii.            Centrica’s, a British utility company, decision to halt Rough gas storage, the UK’s biggest reservoir which will increase the UK’s reliance on imports from the EU during next winter; and

                             iv.            the outcome of French elections: initial announcements from the new government focused on the CO2 minimum price (€30/ton) for electricity production and potential shutdown of up to 17 nuclear reactors in France (one-third of the nuclear installed capacity). The market priced this risk and the forward curve in 2019 and 2020 increased by €2-3/MWh (up from €35/MWh to €37/MWh). While these factors primarily impact the French market, neighboring countries like Belgium and to a lesser extent Germany are also affected.

Overall, production capacity in Europe remains comfortable in the short-term, but increasing environmental regulatory constraints, low market prices and cost barriers to regular positive cash flow from gas power plants (negative CSS – Clean Spark Spread), are pushing utilities to close gas plants and the oldest coal power plants. The electricity price decrease at the end of 2015 and beginning of 2016 was unsustainable for power producers and has accelerated decisions to mothball unprofitable units. Even with electricity market prices having recovered from low levels, the gas power plants remain low on cash, beaten by lower coal power plant marginal prices. This market price driven cut is inconsistent with the need for more flexible power generation to cope with

[4] PJM Interconnection is a regional transmission organization (RTO) that coordinates the movement of wholesale electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.

increasingly intermittent renewable capacity. This has fueled “capacity market” debates and other market mechanisms between utilities, Transport System Operators (TSO), energy regulators and governments that could be needed to guarantee the required investments ensuring security of supply or at least avoiding further closures that could jeopardize electricity grid security.

The vote for Brexit has brought additional volatility and risk aversion, but the long-term impact in the electricity markets is still uncertain.

In the absence of increasing demand, mainly linked to energy efficiency actions on both the residential and industrial sectors, the continuous closing of thermal capacity and possible policy decisions on capacity markets and CO2 remain potential triggers for price increases.

Natural gas

Natural gas is priced regionally. European prices were historically linked with petroleum prices but continuous spot market development and increasing liquidity now prevail in almost all countries except in poorly integrated markets (e.g., Spain, Portugal) or markets in transition from a tariff based system (e.g., Poland). With increasing liquid natural gas (“LNG”) flows in Spain, Poland, Italy, Portugal, Greece and Lithuania, definitive movement towards a more liquid and integrated market could be experienced by the end of 2017, but greater integration could be expected during 2018-2019 as a higher number of LNG liquefaction capacities enter their production phase. This trend is continuously reducing the correlation and sensibility of the Western European market to oil price volatility. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors.

In 2015 and 2016, the LNG market continued to grow in Asia, although at a slower pace than in 2013. Excess supply is developing in that market as new liquefaction capacities are coming on stream or ramping up from Australia, Papuasia, Malaysia and the United States. This increase is partially being absorbed by new developing markets like India, China and South America, resulting in slightly higher shipments to Europe (compounded by the fact that Japanese nuclear power plants have slowly initiated the ramp-up in generating power, resulting in less LNG demand). On the other hand, Japan is planning to launch total capacity of 4 GW of gas power plants during 2017 and 2018, which, if running at full capacity, could increase their LNG gas needs by 65 TWh/year or roughly the equivalent of 4.5 million ton/year liquefaction train. Increasing supply (due to, among other things, North American shale oil and past lack of OPEC discipline) pushed oil prices down, which resulted in: (i) the decrease in Asian oil indexed LNG prices (JKM[5] ) to $4/MMbtu for spot LNG cargos at the beginning of the second quarter of 2016, recovering to $5/MMbtu in July 2016), (ii) the closure of the arbitrage window between Europe and Asia (no strong window is expected in the medium term) and  (iii) reduction of the number of rigs in use in the U.S. to produce shale gas.

Following successful oil production cuts announced by the OPEC in November 2016, oil prices increased to $55/bbl in the first quarter of 2017. This brought another wave of drilling both for oil and gas wells in the U.S. The market has seen the resilience of U.S. gas and oil production and its agility to revert the trend when price market conditions are higher than their production cost. The U.S. increase of oil production combined with continuous boosted production from Libya and Nigeria to put pressure on oil prices as production is outpacing global demand growth for next year. Reducing the oil glut has proved more difficult than anticipated by all market participants. Even OPEC’s successful agreement in May 2017 to extend its oil production cut for an additional 8 months did not outweigh the bearish sentiment.

In 2016, in the United States, a record buildup of gas in storage occurred during the 2015/2016 winter with a surplus of approximately 15% compared to the 5-year average (decreasing the risk premium for winter months). The June 2017 surplus has been reduced by 10% compared to June 2016 but this still gives a comfortable cushion to face 2017/2018 winter. Gas power plants are taking the lead and increasing their market share in the production mix, triggering volatility in the summer period (many of the U.S. regions are experiencing above average temperatures and heat waves). New liquefaction facilities for export to Europe or Asia are entering the LNG market, potentially pushing U.S. gas prices up to keep up with the new export demand.

[5] LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan and South Korea

Ocean freight[6]

Ocean freight prices increased in the first half of 2017 compared to the same period in 2016 primarily due to an increase in iron ore activity from Brazil and increased imports of both iron ore and coal into China.

Bulk Carrier demolition activity slowed considerably as freight prices increased but orders for new ships reduced, hence net fleet growth started to slow.

Coal shipments from Australia were hampered somewhat during March and April 2017 due to Cyclone Debbie which led to an increase in coal shipments from the U.S. reflecting the temporary shift of supply. Meanwhile, Chinese imports of iron ore increased due to the country’s real estate expansion and lower stockpiles at the beginning of the year.

The Baltic Dry Index (“BDI”) averaged 975 points in the first half of 2017, representing a 101% increase compared to the first half of 2016. The Capesize sector averaged $11,596/day in the first half of 2017 (compared to $4,717/day in the first half of 2016). The Panamax sector averaged $8,536/day (compared to $3,991/day in the first half of 2016).

Impact of exchange rate movements

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

Although political risks remained present during the first half of 2017, the absence of any outright crisis contributed to six months of historically low volatility in the financial markets. As a result, Central Banks were able to continue dictating the pace and the world economy and the financial markets enjoyed a surge in confidence. Despite low oil prices where Brent crude dipped to $45 per barrel in June 2017, the world economy benefited from a period of growth, driven by strong growth in the U.S., solid export data from Asia and growing asset markets.

In the U.S., the uncertain effect of President Trump’s reflationary policies was the main risk factor weighing on the U.S. dollar strength. At the same time, the U.S. Federal Reserve Bank raised its key rates on March 15, 2017 and June 14, 2017, and began to discuss in detail a reduction in the size of its balance sheet as a measure to stabilize the U.S. dollar.

In the Eurozone, the markets started to anticipate the end of the European Central Bank’s (“ECB”) accommodating policy, although low inflation would call for a cautious reduction in the quantitative easing program. France’s presidential and parliamentary election results contributed to a strengthening of the euro against the U.S. dollar as political risk premiums reduced. As a result of these dynamics, the U.S. dollar depreciated against the euro from 1.0385 in January 2017 to 1.1412 at the end of June 2017.

Elsewhere in Europe, the currency floor of the Czech koruna against the euro was removed on April 6, 2017, in line with ECB guidance, and as a result the Czech koruna strengthened from 25.63 against the U.S. dollar to eventually reach its highest level of 22.96 against the U.S. dollar on June 30, 2017.

In the ACIS countries, the Ukrainian hryvnia strengthened progressively against the U.S. dollar from a low of 27.84 in January 2017 to its highest level of 25.77 in June 2017. The Kazakhstani tenge was also on a strengthening trend against the U.S. dollar, from a level of around 339.35 in early January 2017, to 322.04 at the end of June 2017, with a peak at 309.70 in May 2017. In South Africa, the rand strengthened from 13.72 at the beginning of the year to 13.07 at the end of June 2017.

In Canada, despite inflation running at a lower level than the 1-3% target, the Bank of Canada used a more optimistic tone about its monetary policy during the first half of 2017 than during the previous 3 years, and as a consequence the Canadian dollar strengthened from 1.3460 to 1.2956 against U.S. dollar during the period. In Brazil, despite political uncertainties, the Brazilian real remained relatively stable and stayed within a range of approximately 3.04 to 3.33 against the U.S. dollar.

[6]References: Clarksons Research Dry Bulk Trade Outlook June-2017, Clarkson Shipping Intelligence Network, Baltic Index

Trade and import competition

Europe

In 2015, strengthening industrial activity in Europe led to a 2% increase in real steel demand. However, the slowdown in global steel consumption coupled with excess capacity in China led to increased finished steel shipments into Europe, rising to approximately 25.2 million tonnes and import penetration rising to over 16%.

Although underlying steel demand remained healthy during 2016, ArcelorMittal estimates imports penetration increased to 17.6% as third country imports into Europe increased by approximately 25% year-on-year. This continues a trend of imports growing more strongly than domestic demand since 2012. Apparent steel consumption (“ASC”) has increased almost 13% while, over the same period, finished steel imports have increased 63%, taking market share from domestic producers.

This trend continued in the first half of 2017 as imports into Europe rose by approximately 12% year-on-year while apparent steel consumption increased by just 2%, resulting in import penetration rising further to 18.4%, a historical peak.

Traditionally, imports into Europe have come from CIS countries, with China, Turkey and developed Asia accounting for roughly 75% of imports over the past five years. During the first half of 2017, imports from the CIS fell by approximately 12%, causing their share to fall from almost 30% in 2016 to 23%. The share of Chinese origin imports also continued to decline from its peak of 22% in 2015 to 15% in the first half of 2017, with imports having fallen by over 20% year-on-year in the first half of 2017. Meanwhile, the share of other traditional importers into Europe such as East Asia and Turkey have seen their market share pickup in the first half of 2017 to 16% and 14% respectively, compensating for lower net exports from China since the start of 2016. The greatest beneficiary has been India, which has seen its market share in Europe double to 14% in the first half of 2017, and imports were up approximately 120% year-on-year.

United States

Steel imports penetration increased during the first half of 2017 to 27.3% as imports increased 23.8% compared to only a 5.3% year-on-year increase in ASC. The share of imports is significantly higher than the 24.6% measured over the first half of 2016, but still below the peak of 31.8% during the first half of 2015. The increase in finished steel imports was mainly due to pipe and tube imports rebounding sharply by over 70% year-on-year due to a revival in the U.S. shale oil and gas industry. Imports of flats and longs also increased but by a much smaller rate of 2.6% and 7.9% year-on-year, respectively. Imports of semi-finished steel products also increased strongly up over 55% year-on-year during the first half of 2017.

Steel import penetration had risen to over 28% in both 2014 and 2015 compared to the 22.5% average between 2007 and 2013 driven by healthy domestic demand, restocking activity and attractive prices in the U.S. relative to international markets.

Almost three quarters of U.S. imports originate from other NAFTA countries (Canada and Mexico), developed Asia, Brazil and EU28. However, trade measures against Italy, UK and China have resulted in reduced shipments from those countries with China’s share dropping to 3% over the first half of 2017 from a peak of 10% in 2014. CIS origin imports contributed around 4% of U.S. imports over the first half of 2017 due to existing trade restrictions against Russia and Ukraine. However, Turkey’s contribution to U.S. imports has more than doubled in the last four years to around 10% over the first half of 2017 from the benefits of stringent trade restrictions imposed elsewhere.

Consolidation in the steel and mining industries

Consolidation transactions decreased significantly in terms of number and value in the past few years in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets. However, in an effort to reduce the worldwide structural overcapacity, some consolidation steps might finally happen in 2017 and 2018, specifically in China and in Europe.

Steel industry consolidation slowed down substantially in China since 2012. As a key initiative of the Chinese central government’s five-year plan issued in March 2011, the concentration process of the steel industry was expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore. However, it has not been very effective. In 2015, China dropped its target objective for the top ten Chinese steel producers to account for 60% of national production and for at least two producers to reach 100 million tonne capacity in the next few years. A new industry consolidation plan published by China aims at simplifying approval procedures and facilitating acquisition financing for firms in sectors like steel. In late 2016, Baosteel Group and Wuhan Iron and Steel Group completed their merger, creating Baowu Steel Group with an annual production capacity of around 60 million tonnes, also making it the world's second largest steelmaker. In addition, in Europe, Tata Steel and Thyssenkrupp have confirmed they are in discussions for the consolidation of their European steel mills and in the first half of 2017, a significant stumbling block to merge the two firms' European steel assets was largely resolved, when Tata said it had agreed the main terms of a deal with the British regulator to cut benefits for its UK pension scheme.

On June 28, 2017, the consortium formed by ArcelorMittal and Marcegaglia signed a lease and obligation to purchase agreement with the Italian Government for Ilva, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. The closing of the transaction is subject to certain conditions precedent, including receipt of anti-trust approvals.

Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale, and improve bargaining power with customers and, crucially, suppliers, who tend to have higher levels of consolidation.

A. Operating results

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

Key indicators

The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2017 as compared to six months ended June 30, 2016

Health and safety

Through the Company’s core values of sustainability, quality and leadership, it operates responsibly with respect to the health, safety and wellbeing of its employees, contractors and the communities in which it operates.

Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, was stable at 0.78 for the six months ended June 30, 2017 and June 30, 2016, with improvements within NAFTA, Brazil, ACIS and Mining, offset by deterioration in the Europe segment. The Company’s efforts to improve the health and safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2017	2016
Mining	0.58	0.83

NAFTA	0.75	0.84
Brazil	0.40	0.42
Europe	1.15	0.97
ACIS	0.52	0.61
Total Steel	0.81	0.77

Total (Steel and Mining)	0.78	0.78

Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production

The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2017 as compared with the six months ended June 30, 2016:

		Sales for the six months ended June 30,		*	Operating income/(loss) for the six months ended June 30,			*
	Segment	2017 (in $ millions)	2016 (in $ millions)		2017 (in $ millions)		2016 (in $ millions)
	NAFTA	9,065	7,742		774		1,414
	Brazil	3,444	2,743		303		238
	Europe	17,402	14,961		1,288		469
	ACIS	3,641	2,773		167		147
	Mining	2,045	1,409		594		60
	Other and eliminations	(2,267)	(1,486)		(160)	**	(180)	**
	Total	33,330	28,142		2,966		2,148

*	Segment amounts are prior to inter-segment eliminations.
**

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. See table below.

	Adjustments to segment operating income and other				Six months ended June 30,
				Note	2017 (in $ millions)		2016 (in $ millions)
	Corporate and shared services			1	(95)		(77)
	Financial activities				(13)		(9)
	Shipping and logistics				(15)		(54)
	Intragroup stock margin eliminations				(26)		(25)
	Depreciation and impairment				(11)		(15)
	Total adjustments to segment operating income and other				(160)		(180)

[1]	Includes primarily staff and other holding costs and results from shared service activities.

Sales

ArcelorMittal’s sales increased to $33.3 billion for the six months ended June 30, 2017, from $28.1 billion for the six months ended June 30, 2016, primarily due to 23% higher average steel selling prices and 43% higher seaborne iron ore reference prices.

Cost of sales

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2017 was $29.2 billion, increasing as compared to $24.9 billion for the six months ended June 30, 2016, mainly driven by the increase in raw material prices. Cost of sales for the six months ended June 30, 2016 was positively affected by $832 million relating to a one-time gain on employee benefits following the signing of a U.S. labor contract.  Selling, general and administrative expenses (“SG&A”) remained stable at $1.1 billion for the six months ended June 30, 2017 and June 30, 2016. SG&A represented 3.4% and 3.8% of sales for the six months ended June 30, 2017 and June 30, 2016, respectively.

Operating income

ArcelorMittal’s operating income for the six months ended June 30, 2017 amounted to $2,966 million, compared to operating income of $2,148 million for the six months ended June 30, 2016. Despite a decrease in shipments, operating income increased driven by higher average steel selling prices partially offset by higher raw material prices. Operating income as a percentage of sales was 9% and 8% for the six months ended June 30, 2017 and June 30, 2016, respectively.

Operating income for the six months ended June 30, 2017 was negatively affected by an impairment of $46 million related to a downward revision of cash flow projections of the Long Carbon business in South Africa. Operating income for the six months ended June 30, 2016 was positively affected by $832 million relating to a one-time gain on employee benefits following the signing of a U.S. labor contract, partially offset by an impairment charge of $49 million related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain.

Shipments and average steel selling price

ArcelorMittal’s steel shipments declined 2.4% to 42.5 million tonnes for the six months ended June 30, 2017, from 43.6 million tonnes for the six months ended June 30, 2016. The decrease in shipments includes the effect of the sale of  LaPlace and Vinton (U.S.) which were sold in April 2016, the disposal of ArcelorMittal Zaragoza (Europe) in the second half of 2016 and the idling of Zumarraga (Europe) in 2016 and the other impacts described for each segment below.

Average steel selling prices increased 23% for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 in line with international prices.

NAFTA
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2017	2016
Sales	9,065	7,742
Operating income	774	1,414
Depreciation	256	270

Crude steel production (thousand tonnes)	11,978	11,379
Steel shipments (thousand tonnes)	11,029	10,906

Average steel selling price (USD/tonne)	739	647

Sales

Sales in the NAFTA segment increased 17% to $9.1 billion for the six months ended June 30, 2017, from $7.7 billion for the six months ended June 30, 2016, mainly due to a 14% increase in average steel selling prices.

Operating income

Operating income for the NAFTA segment for the six months ended June 30, 2017 was $774 million, as compared to $1,414 million for the six months ended June 30, 2016. Operating income for the six months ended June 30, 2016 was positively affected by a one-time gain of $832 million on employee benefits following the signing of the U.S. labor contract.

Crude steel production, steel shipments and average steel selling price

Crude steel production in the NAFTA segment increased 5% to 12.0 million tonnes for the six months ended June 30, 2017 as compared to 11.4 million tonnes for the six months ended June 30, 2016, in line with improved demand.

Total steel shipments in the NAFTA segment increased 1% to 11.0 million tonnes for the six months ended June 30, 2017, from 10.9 million tonnes for the six months ended June 30, 2016 as a result of the increased production noted above. Additionally, shipments for the six months ended June 30, 2016 included shipments from LaPlace and Vinton which were sold in April 2016.

Average steel selling prices in the NAFTA segment increased 14% to $739/t for the six months ended June 30, 2017 from $647/t for the six months ended June 30, 2016 in line with international prices.

Brazil
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2017	2016
Sales	3,444	2,743
Operating income	303	238
Depreciation	144	120

Crude steel production (thousand tonnes)	5,424	5,467
Steel shipments (thousand tonnes)	4,848	5,161

Average steel selling price (USD/tonne)	666	495

Sales

Sales in the Brazil segment increased 26% to $3.4 billion for the six months ended June 30, 2017 as compared to $2.7 billion for the six months ended June 30, 2016, primarily due to 34% higher average steel selling prices partially offset by 6% lower steel shipments.

Operating income

Operating income for the Brazil segment for the six months ended June 30, 2017 was $303 million, as compared to $238 million for the six months ended June 30, 2016. Operating income increased 27% driven primarily by the increased sales described above partially offset by higher raw material cost.

Operating income for the six months ended June 30, 2016 was negatively affected by lower average steel selling prices and lower steel shipments as well as continued currency devaluation which impacted the tubular operations in Venezuela.

Crude steel production, steel shipments and average steel selling price

Crude steel production remained relatively stable at 5.4 million tonnes for the six months ended June 30, 2017 as compared to 5.5 million tonnes for the six months ended June 30, 2016.

Total steel shipments in the Brazil segment decreased 6% to 4.8 million tonnes for the six months ended June 30, 2017 as compared to 5.2 million tonnes for the six months ended June 30, 2016 primarily driven by the weak construction market. Steel shipments for the six months ended June 30, 2016 were positively affected by increased slab exports from Brazil.

Average steel selling prices in the Brazil segment increased 34% to $666/t for the six months ended June 30, 2017 from $495/t for the six months ended June 30, 2016 in line with international prices and currency appreciation.

Europe
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2017	2016
Sales	17,402	14,961
Operating income	1,288	469
Depreciation	563	570
Impairment	-	49

Crude steel production (thousand tonnes)	22,209	21,891
Steel shipments (thousand tonnes)	20,674	21,330

Average steel selling price (USD/tonne)	674	546

Sales

Sales in the Europe segment increased 16% to $17.4 billion for the six months ended June 30, 2017 as compared to $15.0 billion for the six months ended June 30, 2016, primarily due to a 23% increase in average steel selling prices in line with international prices, partially offset by a 3% decrease in shipments.

Operating income

Operating income for the Europe segment for the six months ended June 30, 2017 significantly increased to $1,288 million, as compared to operating income of $469 million for the six months ended June 30, 2016, primarily due to higher average steel selling prices, partially offset by higher raw material cost, which resulted in operating income as a percentage of sales increasing to 7% from 3%.

Operating income for the six months ended June 30, 2016 was negatively impacted by a $49 million impairment charge related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain.

Crude steel production, steel shipments and average steel selling price

Crude steel production for the Europe segment increased 1.5% to 22.2 million tonnes for the six months ended June 30, 2017, from 21.9 million tonnes for the six months ended June 30, 2016, reflecting better operational performance.

Total steel shipments in the Europe segment decreased 3% to 20.7 million tonnes for the six months ended June 30, 2017, from 21.3 million tonnes for the six months ended June 30, 2016, due to weaknesses in long market demand. The decrease in shipments includes the effect of the disposal of ArcelorMittal Zaragoza, which was sold in the second half of 2016 and the idling of Zumarraga.

Average steel selling prices in the Europe segment increased 23% to $674/t for the six months ended June 30, 2017 from $546/t for the six months ended June 30, 2016 in line with higher international prices.

ACIS
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2017	2016
Sales	3,641	2,773
Operating income	167	147
Depreciation	152	156
Impairment	46	-

Crude steel production (thousand tonnes)	7,177	7,594
Steel shipments (thousand tonnes)	6,478	6,768

Average steel selling price (USD/tonne)	500	365

Sales

Sales in the ACIS segment increased 31% to $3.6 billion for the six months ended June 30, 2017 as compared to $2.8 billion for the six months ended June 30, 2016, primarily due to a 37% increase in average steel selling prices partially offset by a 4% decrease in steel shipments.

Operating income

Operating income for the ACIS segment for the six months ended June 30, 2017 increased 14% to $167 million, as compared to operating income of $147 million for the six months ended June 30, 2016, primarily due to better performance in CIS, partially offset by lower operating performance in South Africa and an impairment of $46 million for property, plant and equipment of the Long Carbon business in South Africa resulting from a downward revision of cash flow projections.

Crude steel production, steel shipments and average steel selling price

Crude steel production for the ACIS segment decreased 5% to 7.2 million tonnes for the six months ended June 30, 2017, from 7.6 million tonnes for the six months ended June 30, 2016 in line with lower shipments in South Africa and planned maintenance in Ukraine.

Total steel shipments in the ACIS segment decreased 4% to 6.5 million tonnes for the six months ended June 30, 2017, from 6.8 million tonnes for the six months ended June 30, 2016 due to weak market conditions in South Africa and planned maintenance in Ukraine.

Average steel selling prices in the ACIS segment increased 37% to $500/t for the six months ended June 30, 2017 from $365/t for the six months ended June 30, 2016 in line with international prices.

	Mining
			Performance for the six months ended June 30,
	(in millions of USD unless otherwise shown)	Note	2017	2016
	Sales		2,045	1,409
	Operating income		594	60

	Own iron ore production (million tonnes)		28.7	27.6
	Iron ore shipped externally and internally at market price (million tonnes)	[1,2]	18.1	17.4
	Iron ore shipment - cost plus basis (million tonnes)	[1]	10.5	11.1

	Own coal production (million tonnes)		3.3	2.9
	Coal shipped externally and internally at market price (million tonnes)	[1,2]	1.6	1.6
	Coal shipment - cost plus basis (million tonnes)	[1]	1.8	1.7
[1]

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

[2]

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties. Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

				Six months ended June 30,
Iron ore production (million metric tonnes)	Note	Type	Product	2017	2016
Own mines
North America	2	Open pit	Concentrate, lump, fines and pellets	19.1	17.3
South America		Open pit	Lump and fines	1.5	1.6
Europe		Open pit	Concentrate and lump	0.8	0.8
Africa		Open pit / Underground	Fines	0.8	1.5
Asia, CIS & Other		Open pit / Underground	Concentrate, lump, fines and sinter feed	6.5	6.4
Total own iron ore production				28.7	27.6
Strategic long-term contracts - iron ore
North America	3	Open pit	Pellets	0.9	2
Africa		Open pit	Lump and fines	-	0.8
Total strategic long-term contracts - iron ore				0.9	2.8
Total	1			29.6	30.4

1 - Total of all finished production of fines, concentrate, pellets and lumps.
2 - Includes own mines and share of production from Hibbing (United States, 62.31%) and Peña (Mexico, 50%).
3 - Consists of a long-term supply contract with Cliffs Natural Resources.

	Six months ended June 30,
Coal production (million metric tonnes)	2017	2016
Own mines
North America	1.0	0.8
Asia, CIS & Other	2.3	2.1
Total own coal production	3.3	2.9

Sales

Sales in the Mining segment increased 45% to $2.0 billion for the six months ended June 30, 2017 from $1.4 billion for the six months ended June 30, 2016. Sales to external customers were $0.55 billion for the six months ended June 30, 2017, representing a 68% increase compared to $0.33 billion for the six months ended June 30, 2016. The increase in sales to external customers was primarily due to higher average iron ore and coal selling prices and a 1% increase in external iron ore shipments.

Iron ore market priced shipments increased 4% to 18.1 million tonnes for the six months ended June 30, 2017 from 17.4 million tonnes for the six months ended June 30, 2016. ArcelorMittal Mines and Infrastructure Canada’s shipments increased 5% to 13.2 million tonnes for the six months ended June 30, 2017 from 12.6 million tonnes for the six months ended June 30, 2016. Coal market priced shipments increased 4% to 1.62 million tonnes for the six months ended June 30, 2017 from 1.56 million tonnes for the six months ended June 30, 2016. With respect to average selling prices, the average iron ore spot price of $74.45/t CFR China and the average spot price for hard coking coal FOB Australia at $179.13/t were 43% and 113% higher for the six months ended June 30, 2017 than for the six months ended June 30, 2016, respectively. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices in various regions at a given time.

Operating income

Operating income attributable to the Mining segment for the six months ended June 30, 2017 was $594 million, as compared to $60 million for the six months ended June 30, 2016, primarily due to higher selling prices which resulted in an increase in operating income as a percentage of sales to 29% from 4% for the six months ended June 30, 2017 and June 30, 2016, respectively.

Production

Own iron ore production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2017 was 28.7 million metric tonnes, a 4% increase as compared to 27.6 million metric tonnes for the six months ended June 30, 2016, primarily due to increased production in Mexico (Volcan mine restarted in February 2017) and Canada, partially offset by lower production in Liberia, consistent with the second half of 2016 and planned to continue until the transition to the Gangra deposit ramps up, and in the U.S.

Own coal production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2017 was 3.3 million metric tonnes, representing an increase of 16% compared to the six months ended June 30, 2016, mainly due to increases in both the Kazakhstan and Princeton mines.

Investments in associates, joint ventures and other investments

Income from investments in associates, joint ventures and other investments was $206 million for the six months ended June 30, 2017, compared to income of $492 million for the six months ended June 30, 2016, primarily relating to improved performance of the Calvert joint venture and Chinese investees, partially offset by a $44 million loss (net of $23 million recycling of cumulative foreign exchange losses) on dilution of the Company’s stake in China Oriental which decreased from 47% to 39%. The income for the six months ended June 30, 2016 was positively affected by the $329 million gain on disposal of the Company’s 35% stake in Gestamp Automoción. The income for the six months ended June 30, 2017 and June 30, 2016 also included the annual dividend received from Erdemir of $45 million and $44 million, respectively.

Financing costs – net

Net interest expense

Net interest expense (interest expense less interest income) was lower at $430 million for the six months ended June 30, 2017 as compared to $638 million for the six months ended June 30, 2016 driven by debt reduction including early and at maturity bond repayments.

Foreign exchange and other net financing (loss)/gain

Foreign exchange and other net financing gain (which includes foreign currency swaps, bank fees, interest on pension obligations, impairments of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) amounted to $77 million for the six months ended June 30, 2017, as compared to a loss of $441 million for the six months ended June 30, 2016. Foreign exchange and other net financing costs include a foreign exchange gain of $282 million as compared to a gain of $60 million for the six months ended June 30, 2016 mainly on account of the U.S. dollar depreciation against the euro resulting in a foreign exchange gain on the euro denominated deferred tax assets, partially offset by a foreign exchange loss on euro denominated debt.

Foreign exchange and other net financing (loss)/gain include $159 million and $237 million for premium expenses on the early redemption of bonds and $276 million and $82 million mark-to-market gains on derivatives (primarily mandatory convertible bonds call options following the market price increase in the underlying shares), each for the six months ended June 30, 2017 and 2016, respectively.

Income tax

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (26.01%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.

ArcelorMittal recorded a consolidated income tax expense of $480 million for the six months ended June 30, 2017, as compared to a consolidated income tax expense of $853 million for the six months ended June 30, 2016. The tax expense of $480 million for the six months ended June 30, 2017 is driven by improved results worldwide. The tax expense for the six months ended June 30, 2016 included a de-recognition charge of $712 million relating to previously recognized deferred tax assets with respect to the Luxembourg tax integration as the revised taxable income projections no longer included the effect of the anticipated elimination of the USD exposure of certain euro denominated deferred tax assets.

Non-controlling interests

Net income attributable to non-controlling interests for the six months ended June 30, 2017 was $15 million as compared to $12 million for the six months ended June 30, 2016. Net income attributable to non-controlling interests in the six months ended June 30, 2017 primarily relates to the minority shareholders’ share of net income recorded in ArcelorMittal Mines and Infrastructure Canada and Belgo Bekaert Arames in Brazil offset in part by losses generated by ArcelorMittal South Africa.

Net income or loss attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2017 was $2.3 billion as compared to $696 million for the six months ended June 30, 2016, for the reasons discussed above.

B. Liquidity and capital resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, in particular those in France and in the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of June 30, 2017, ArcelorMittal’s cash and cash equivalents, including restricted cash of $224 million, amounted to $2.3 billion as compared to $2.6 billion, including restricted cash of $114 million, as of December 31, 2016. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its credit facilities as of June 30, 2017, as compared to $5.5 billion as of December 31, 2016.

As of June 30, 2017, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $14.2 billion, as compared to $13.7 billion as of December 31, 2016.  Net debt (defined as long-term debt ($10.22 billion) plus short-term debt ($3.94 billion), less cash and cash equivalents and restricted cash ($2.27 billion)) was $11.9 billion as of June 30, 2017, up from $11.1 billion at December 31, 2016 (comprised of long-term debt ($11.8 billion) plus short-term debt ($1.9 billion) less cash and cash equivalents and restricted cash ($2.6 billion)). Net debt increased period on period primarily due to foreign exchange impacts on euro denominated debt following the depreciation of the U.S. dollar against the euro from a rate of 1.054 to 1.141. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2017 was 33% as compared to 34% at December 31, 2016.

The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. On February 24, 2017, Moody’s upgraded ArcelorMittal’s credit rating to Ba1 and placed ArcelorMittal on stable outlook. On April 13, 2017, Fitch affirmed its credit rating of ArcelorMittal at BB+ and upgraded its outlook to stable. On May 24, 2017, Standard & Poor’s upgraded ArcelorMittal’s credit rating to BB+ and placed it on stable outlook. On July 28, 2017, Fitch upgraded its outlook from stable to positive.

ArcelorMittal’s $5.5 billion revolving credit facility, which incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of ArcelorMittal for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1, whereas one facility has a ratio of 4.0 to 1. As of June 30, 2017, the Company was in compliance with both ratios.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2017.

As of June 30, 2017, ArcelorMittal had guaranteed approximately $0.1 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within ArcelorMittal could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2017.

	Repayment Amounts per Year
	(in billions of $)
Type of Indebtedness As of June 30, 2017	2017	2018	2019	2020	2021	2022	>2022	Total
Bonds	0.6	1.5	0.9	1.9	1.3	1.9	2.9	11.0
Long-term revolving credit lines
- $2.3 billion tranche of $5.5 billion revolving credit facility	-	-	-	-	-	-	-	-
- $3.2 billion tranche of $5.5 billion revolving credit facility	-	-	-	-	-	-	-	-
Other loans*	1.5	0.4	0.3	0.2	0.2	0.2	0.4	3.2

Total Debt	2.1	1.9	1.2	2.1	1.5	2.1	3.3	14.2

*Other loans in 2017 include $0.5 billion drawn under the ArcelorMittal USA $1 billion asset based loan (facility available until 2021) and $258 million drawn under the ZAR 4.5 billion revolving borrowing base finance facility in South Africa (facility available until 2020).

The average debt maturity of the Company was 6.4 years as of June 30, 2017, as compared to 7 years as of December 31, 2016.

Financings

Principal credit facilities

On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021, restoring the tranches’ original 3- and 5-year maturities, respectively. The Facility may be used for general corporate purposes. As of June 30, 2017, the $5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this facility in the framework of its cash management.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on September 30, 2018. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility.

2017 Capital markets transactions

On April 3, 2017, ArcelorMittal redeemed all of its outstanding $1.5 billion 9.85% Notes due June 1, 2019 for a total aggregate purchase price including accrued interest and premium on early repayment of $1,040 million, which was financed with existing cash and liquidity.

Other loans and facilities

On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. Any borrowings under the facility will be secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility will be used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2017, $258 million (3.4 billion rand) was drawn.

On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank to finance European research, development and innovation projects over the 2017-2020 period within the European Union, predominantly in France, Belgium and Spain, but also in Czech Republic, Poland, Luxembourg and Romania. This transaction benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2017, the facility was fully drawn.

On May 23, 2016, ArcelorMittal USA LLC signed a $1 billion senior secured asset-based revolving credit facility maturing on May 23, 2021. Any borrowings under the facility will be secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility will be used for general corporate purposes. The facility is not guaranteed by ArcelorMittal.  As of June 30, 2017, $500 million was drawn.

During the first half of 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015, 2016 and in 2017. As of June 30, 2017, the facilities, totaling approximately $0.7 billion, remain fully available.

Additional information regarding the Company’s outstanding loans and debt securities is set forth in note 6 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2016 and note 9 of ArcelorMittal’s condensed consolidated financial statements for the period ended June 30, 2017.

True sale of receivables (“TSR”) programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,986 million as of June 30, 2017. This amount represents the maximum amount of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $5,522 million and $4,708 million as of June 30, 2017 and December 31, 2016, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the six months ended June 30, 2017 and 2016 was $19.6 billion and $16.5 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the six months ended June 30, 2017 and 2016 were $56 million and $56 million, respectively.

Sources and uses of cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2017 and 2016:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2017	2016
Net cash provided by operating activities	915	179
Net cash used in investing activities	(1,336)	(34)
Net cash used in financing activities	(78)	(1,717)

Net cash provided by operating activities

For the six months ended June 30, 2017, net cash provided by operating activities increased to $0.9 billion as compared with net cash provided by operating activities of $0.2 billion for the six months ended June 30, 2016 mainly as a result of improved operating performance.

Net cash provided by operating activities for the six months ended June 30, 2017 includes a $2.7 billion increase in operating working capital mainly due to higher sales and inventory as well as the effects of higher raw material prices and seasonal investment in operating working capital in the first quarter of 2017. Operating working capital included an increase in cash flows for trade receivables of $1.1 billion and inventory of $2.1 billion, partly offset by a decrease in accounts payable of $0.5 billion.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2017 was $1.3 billion as compared with net cash used in investing activities of $34 million for the six months ended June 30, 2016.

Capital expenditures remained stable at $1.1 billion for the six months ended June 30, 2017 and June 30, 2016, respectively. The Company currently expects that capital expenditures for the year ended 2017 will amount to approximately $2.9 billion.

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including those invested by the Company’s joint ventures) completed in the second half of 2016 and in the current year, as well as those that are ongoing.

Completed projects in most recent quarters

	Segment	Site	Project	Capacity / particulars	Actual completion
	NAFTA	Indiana Harbor	Indiana Harbor "footprint optimization project"	New caster at No.3 Steelshop installed	Q4 2016[1]
	NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6 million tonnes/year to 5.3 million tonnes/year coils	Q2 2017
	NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line No. 4 to a Galvalume line	Allow the galvaline No. 4 to produce 160 thousand tonnes galvalume and 128 thousand tonnes galvanize and closure of galvanize line No. 1 (capacity 170 thousand tonnes of galvalume)	Q2 2017
	Europe	ArcelorMittal Krakow (Poland)	Hot strip mill (HSM) extension	Increase hot rolled coil (HRC) capacity by 0.9 million tonnes/year	Commissioned Q2 2017 [2]
	Europe	ArcelorMittal Krakow (Poland)	Hot dipped galvanizing (HDG) increase	Increasing HDG capacity by 0.4 million tonnes/year	Commissioned Q2 2017 [2]

Ongoing projects
	Segment	Site	Project	Capacity / particulars	Forecast completion
	Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase approximately 400 thousand tonnes in Ultra High Strength Steel capabilities	2017
	Europe	ArcelorMittal Differdange	Modernization of finishing of "Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850 thousand tonnes/year.	Q1 2018
	NAFTA	Indiana Harbor	Indiana Harbor "footprint optimization project"	Restoration of 80" HSM and upgrades at Indiana Harbor finishing and logistics	2018[1]
	ACIS	ArcelorMittal Kryvyi Rih	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290 thousand tonnes over ingot route through yield increase.	Q4 2018
	NAFTA	Burns Harbor	New Walking Beam Furnace	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
	Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase HDG capacity by 0.6 million tonnes/year and cold rolling (CR) capacity by 0.7 million tonnes/year	On hold
	Brazil	Juiz de Fora	Meltshop expansion	Increase in meltshop capacity by 0.2 million tonnes/year	On hold[3]
	Brazil	Monlevade	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2 million tonnes/year; Sinter feed capacity of 2.3 million tonnes/year	On hold
	Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15 million tonnes/year	Under review[4]

1

In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbour is now underway, which has resulted in structural changes required to improve asset and cost optimization. The plan involves idling redundant operations including the No. 1 aluminize line, 84” HSM, and No. 5 continuous galvanizing line (CGL) and No.2 steel shop (idled in the second quarter of 2017) whilst making further planned investments totaling approximately $200 million including a new caster at No. 3 steelshop (completed in the fourth quarter of 2016), restoration of the 80” hot strip mill, logistics and Indiana Harbor finishing are ongoing. The full project scope is expected to be completed in 2018.

2

On July 7, 2015, ArcelorMittal Poland announced it was restarting preparations for the relining of blast furnace No. 5 in Krakow, which was commissioned in the third quarter of 2016. Total investments in the primary operations in the Krakow plant will amount to more than €40 million, which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tonnes per annum and increasing the hot dip galvanizing capacity by 0.4 million tonnes per annum commissioned in the second quarter of 2017. In total, the Company has invested more than €120 million in its operations in Krakow, including both upstream and downstream installations.

3

Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery, and the Company does not expect to increase shipments until domestic demand improves.

4

ArcelorMittal Liberia is moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher grade DSO Gangra deposit where planned ramp up will occur in the second half of 2017. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The nearby Gangra deposit is now the next development in a staged approach as opposed to the originally planned phase 2 step up to 15 million tonnes per year of concentrate sinter fine ore product that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. The Gangra mine, haul road and related existing plant and equipment upgrades are on track. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long-term sinter feed concentration phase.

Cash used in investing activities other than capital expenditures for the six months ended June 30, 2017 amounted to $190 million and included primarily $44 million cash consideration (net of cash acquired for $14 million and $5 million to be paid upon conclusion of certain business restructuring measures) for the acquisition of a 55.5% stake in Bekaert Sumaré (a tire cord manufacturer in Brazil) and $110 million deposited in a restricted cash account in ArcelorMittal South Africa in connection with various environmental obligations and true sales of receivables programs. Cash flow from investing activities other than capital expenditures for the six months ended June 30, 2016 amounted to $1.1 billion and included primarily an inflow of $971 million for the sale of the Company’s 35% stake in Gestamp Automoción, $94 million for the sale of the La Place and Vinton US Long facilities and $46 million for the second and third tranche of the share buy-back option in Stalprodukt.

Net cash used in financing activities

Net cash used in financing activities was $78 million for the six months ended June 30, 2017 as compared to net cash used in financing activities of $1.7 billion for the six months ended June 30, 2016.

During the six months ended June 30, 2017, the Company used $851 million to early redeem the 9.85% Notes due June 1, 2019 and received proceeds from the European Investment Bank loan of €350 million ($373 million) and $0.3 billion of commercial paper issuances. During the six months ended June 30, 2016, the Company received $3.1 billion proceeds from its equity offering and made repayments of short-term and long-term debt totaling $5.0 billion.

Dividends paid to ArcelorMittal shareholders and to non-controlling shareholders in subsidiaries were nil and $40 million for the six months ended June 30, 2017, respectively, and nil and $47 million for the six months ended June 30, 2016, respectively.

Equity

Equity attributable to the equity holders of the parent increased to $34.0 billion at June 30, 2017, compared with $30.1 billion at December 31, 2016, primarily due to the net income attributable to the equity holders of the parent of $2.3 billion and a foreign exchange translation reserve gain of $1.6 billion.

Treasury shares

ArcelorMittal held, indirectly and directly, 2.3 million shares in treasury at June 30, 2017, down from 2.4 million shares (corresponding to 7.2 million shares prior to the reverse stock split) at December 31, 2016. At June 30, 2017, the number of treasury shares represented 0.22% of the total issued number of ArcelorMittal shares.

C. Research and development, patents and licenses

Research and development expense (included in selling, general and administrative expenses) was $128 million for the six months ended June 30, 2017 as compared to $105 million for the six months ended June 30, 2016.

D. Trend information

All of the statements in this “Trend information” section are subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.

Outlook

Based on the current economic outlook, ArcelorMittal has raised its 2017 global steel demand forecasts. 2017 global ASC is now expected to grow by approximately 2.5% to 3.0% (revised up from previous forecast of 0.5% to 1.5%). By region: ASC in the U.S.

(excluding pipes & tubes) is now expected to grow by 2.0% to 3.0% (revised down from previous forecast of 3.0% to 4.0%) reflecting lower automotive production impacting flat products. In Europe, ArcelorMittal expects the pick-up in underlying demand to continue, driven primarily by strength of the construction and machinery markets, and apparent demand is expected to remain at 0.5% to 1.5% in 2017 on top of around 3% growth in 2016. In Brazil, ASC is expected to grow by 2.0% to 3.0% in 2017 (revised down from previous forecast 3.0% to 4.0%) as the continued weakness in construction is partially offset by mild improvement in consumer confidence and automotive demand. In the CIS, ASC is expected to grow 2.0% to 2.5% (revised up from previous forecast of negative 0.5% to 0.5%) reflecting stronger economic growth in Russia. In China, ASC growth of 2.5% to 3.5% is expected in 2017 (revised up from previous forecast of negative 1.0% to 0%), primarily due to strength in real estate and machinery.

Current market conditions are improved compared to twelve months ago with steel spreads currently at healthy levels. The demand environment is positive, as evidenced by the highest readings from the ArcelorMittal weighted PMI Index since April 2011, which suggests that steel shipments in the second half of 2017 will be higher than would normally be suggested by seasonality alone.

The Company now expects that the cash needs of the business (excluding working capital and premiums paid to retire debt early of $0.2 billion (not included in previous guidance)) in 2017 to be approximately $4.6 billion (as compared to $5.0 billion in previous guidance). Given the liability management exercise and lower average debt the Company now expects interest expense in 2017 to decline to $0.8 billion (as compared to $0.9 billion as disclosed in the 2016 annual report on Form 20-F and compared to $1.1 billion for 2016). While capital expenditures for 2017 remain at $2.9 billion (from $2.4 billion in 2016), the Company expects lower cash payments for taxes and contributions to fund pensions and other cash requirements to be lower than previous guidance.

Given the improved market conditions, the Company now expects a full year 2017 investment in working capital of approximately $1.5 billion (as compared to previous guidance of approximately $1 billion).

E. Off-balance sheet arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent developments

•         During the first half of 2017, ArcelorMittal completed several financing transactions. Please refer to the Business Overview – Liquidity and Capital Resources and Business Overview – Financings sections of this report for a summary of the transactions.

•         On June 28, 2017, the consortium formed by ArcelorMittal and Marcegaglia signed a lease and obligation to purchase agreement with the Italian Government for Ilva S.p.A. and certain of its subsidiaries (“Ilva”). Intesa Sanpaolo will formally join the consortium before the transaction closes. Ilva is Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. The purchase price amounts to €1.8 billion, with annual leasing costs of €180 million to be paid in quarterly installments. The assets will be transferred to AM Investco free of long term liabilities and financial debt and includes €1 billion of net working capital, subject to adjustment. Ilva’s assets will be initially leased with rental payments qualifying as down payments against the purchase price. The lease is for a minimum period of two years. The closing of the transaction is subject to certain conditions precedent, including receipt of anti-trust approvals.

The agreement includes over a seven-year period industrial capital expenditure commitments of approximately €1.3 billion with an investment program focused on blast furnaces, steel shops and finishing lines, environmental capital expenditure commitments of approximately €0.8 billion and environmental remediation commitments of approximately €0.3 billion, the latter of which will be funded with funds seized by the Italian Government from the former shareholder.

The Company has identified synergies of €310 million which are targeted by 2020 (excludes impact from fixed cost reductions and volume improvements).

•         On June 21, 2017, as a result of the extension of the partnership between ArcelorMittal and Bekaert Group in the steel cord business in Brazil, the Company completed the acquisition from Bekaert of a 55.5% controlling interest in Bekaert Sumaré Ltda. subsequently renamed ArcelorMittal Bekaert Sumaré Ltda., a manufacturer of metal ropes for automotive tires located in the municipality of Sumaré/SP, Brazil. The Company agreed to pay a total cash consideration of €56 million ($63 million).

•         On May 22, 2017, following the approval of the Extraordinary General Meeting of shareholders of ArcelorMittal held on May 10, 2017, ArcelorMittal completed a reverse stock split (refer to “―Corporate governance” below for further information) and consolidated each three existing shares in the Company without nominal value into one share without nominal value.

•         On March 1, 2017, ArcelorMittal’s Board of Directors took note of Mr. Wilbur Ross’ resignation from the Board as a consequence of his confirmation as United States Secretary of Commerce.

•         On February 23, 2017, ArcelorMittal and Votorantim S.A. announced the signing of an agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a non-controlling interest in ArcelorMittal Brasil. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Cariacica, Juiz de Fora, Piracicaba and Itaúna, and Votorantim Siderurgia’s production sites at Barra Mansa, Resende and its participation in Sitrel, in Três Lagoas. The transaction is subject to regulatory approvals in Brazil, including the approval of the Brazilian anti-trust authority CADE. Until closing, ArcelorMittal Brasil and Votorantim Siderurgia will remain fully separate and independent companies.

Legal proceedings

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 1 to the condensed consolidated financial statements included in this report. Please refer to note 13 to the condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 8.2 to the consolidated financial statements in the Company’s 2016 annual report on Form 20-F.

Corporate governance

Please refer to the “Corporate Governance” section of the Company’s 2016 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of the present section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2016 and June 30, 2017.

For a description of the changes to the board of directors of the Company (the “Board of Directors”) after the annual general meeting of shareholders held on May 10, 2017, please refer to the Board of Directors section below.

Annual and extraordinary general meetings of shareholders held on May 10, 2017

Equity-based compensation

The May 10, 2017 annual general meeting of shareholders authorized the Board of Directors, in particular to allocate up to 3 million of the Company’s fully paid-up ordinary shares (the “2017 Cap”) and to adopt any rules or measures to implement the CEO Office Performance Share Unit Plan (the “PSU Plan”) and other retention plan based grants below the level of the CEO Office that the Board of Directors may at its discretion consider appropriate. Such authorization is valid until the annual general meeting of shareholders to be held in 2018.

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company (jointly, the “CEO Office”) will be eligible for PSU grants under the PSU Plan (the “PSU Plan”). The PSU Plan is designed to enhance the long-term performance of the Company and align the members of the CEO Office to the Company’s objectives. The PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the PSU Plan is to be an effective performance-enhancing scheme based on the achievement of ArcelorMittal’s strategy aimed at creating measurable long-term shareholder value.

The CEO Office PSU Plan provides for cliff vesting on the third-year anniversary of the grant date, under the condition that the relevant CEO Office member continues to be actively employed by ArcelorMittal on that date. Awards under the CEO Office PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the Chief Executive Officer and for the Chief Financial Officer. Each PSU may give right to up to one (1) share of the Company.

The allocation of PSUs to the CEO Office will be reviewed by the Appointments Remuneration and Corporate Governance Committee, which is comprised of three independent directors and which makes a recommendation to the Board of Directors. Such committee will also determine the criteria for granting PSUs and make its recommendation to the Board of Directors. The vesting criteria of the PSUs are also monitored by the Appointments, Remuneration and Corporate Governance Committee.

An explanatory presentation, including a description of the performance targets applicable to the PSU Plan is available on www.arcelormittal.com under Investors – Equity investors – Shareholders’ meetings – General Meetings 10 May 2017.

Board of Directors

Mr. Lakshmi N. Mittal, Mr. Bruno Lafont and Mr. Michel Wurth were re-elected as directors at the May 10, 2017 annual general meeting of shareholders, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2020.

The Board of Directors is composed of nine directors, of whom eight are non-executive directors and five are independent directors. The nine directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Bruno Lafont, Mr. Jeannot Krecké, Mr. Tye Burt, Mrs. Suzanne Nimocks, Mr. Michel Wurth, Mrs. Karyn Ovelmen and Mr. Karel de Gucht. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Jeannot Krecké and Mr. Michel Wurth. The Board of Directors comprises one executive director: Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of the Company. None of the members of the Board of Directors, including the executive director, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2016 annual report of the Company available on www.arcelormittal.com under “Investors – Financial reports – Annual reports.”

Extraordinary general meeting of shareholders

The May 10, 2017 extraordinary general meeting of the Company’s shareholders approved the four resolutions on the agenda:

                     i.               Implement a share consolidation with respect to all outstanding shares of the Company by means of a 1-for-3 reverse stock split on the effective date and to amend article 5.1 of the articles of association accordingly.

This reverse stock split - that was completed on May 22, 2017, was to be viewed as a simplification which should result in a better understanding by investors and other stakeholders of the market capitalization, earnings per share and dividend per share of the Company. The other expected benefit was to reduce the number of outstanding shares to a level more closely aligned with the average number of shares outstanding for members of EuroStoxx 600 and the CAC40.

Following the reverse stock split, shareholders hold one consolidated share for every three shares held before the reverse stock split, but their relative position in the Company's equity has not changed. The reverse stock split was a valuation neutral event with no impact on the Company’s market capitalization.

                   ii.               Adjust, renew and extend the scope of the authorized share capital of the Company, to authorize the Board of Directors to limit or cancel the preferential subscription rights of existing shareholders and to amend articles 5.2 and 5.5 of the articles of association accordingly.

The historical flexibility granted to the Board of Directors to issue ordinary shares with the power to limit or cancel the preferential subscription rights of existing shareholders was 10% of the issued share capital.

                 iii.               Amend articles 4, 5, 7, 8, 9, 11, 13, 14 and 15 of the articles of association was necessary to reflect recent changes in Luxembourg law.

                 iv.               Compulsory dematerialization of all the shares in the Company in accordance with the law of 06 April 2013 on dematerialized securities and delegation of powers to the Board of Directors to inter alia determine the effective date of such compulsory dematerialization. Proposal to proceed with the dematerialization for the following reasons: facilitate the clearing and settlement of all the Company’s shares; and benefit from a modernized ownership structure of shares enabling the Company to identify its shareholders, eliminate the share register and its administrative and regulatory burden as well as its associated costs. The compulsory dematerialization will be implemented after the required clearing infrastructure has been put in place by third parties and is not imminent.

Share buy-back

The share buy-back authorization approved by the annual general meeting of shareholders in May 2010 was cancelled by a resolution of the general meeting of shareholders on May 5, 2015. The share buy-back authorization approved by the annual general meeting of shareholders on May 5, 2015 will remain valid for a five-year period, i.e., until May 5, 2020, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period.

The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.

The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 72-1 of the Law.

The purchase price per share to be paid shall not represent more than 110% of the trading price of the shares on the markets where the Company is listed, and no less than one cent.

For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.

All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.

Cautionary statement regarding forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.